June 9, 2006

Mark P. Shuman
Branch Chief
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549-4561

Re:      NS8 Corporation
         Registration Statement on Form SB-2
         File No. 333-130305
         Amendment Filed on February 15, 2006

         Form 10-KSB for the fiscal year ended December 31, 2005 Filed on April 17, 2006

         Form 10-QSB/A for the quarterly period ended September 30, 2005 Filed on February 15, 2006

 Dear Mr. Shuman:

         This is in response to your comment letter of March 2, 2006 to Anthony Alda with respect to the above-referenced filings. NS8 Corporation (the "Company") is simultaneously filing Amendment No. 2 to Registration Statement No. 333-130305 and has filed its Form 10-KSB for the fiscal year ended December 31, 2005 on April 17, 2006.

         We have set forth below the comments in your letter of January 10, 2006 in italics with the Company's responses to each.


1. Please refer to Item 310(g) of Regulation S-B for the updating requirements. After February 14, 2006, audited financial statements for the year ended December 31, 2005 are required.

RESPONSE: The Staff's comment is noted and audited financial statements for the year ended December 31, 2005 are included in the prospectus.

2. Please file on EDGAR a redlined version of the next amendment to your registration statement. See Rule 472 of Regulation C and Rule 310 of Regulation S-T.

RESPONSE: The Staff's comment is noted and the Company believes that the Form SB2/A has been filed in redlined form.



3. We note the response letter that discusses your responses to our prior comments 1 and 2 of our letter dated January 10, 2006 and your indication that the securities purchase agreement entered into between NS8 Corporation and Cornell Capital Partners, LP has been amended to satisfy the concerns noted in our prior comments. It does not appear that you have filed the amended exhibit. Please do so with your next amendment or revise the exhibit table to provide appropriate incorporation of the document, if it has been filed elsewhere.

RESPONSE: The Company filed the Amendment to the Securities Purchase Agreement and the new Escrow Agreement as exhibits to the Current Report on Form 8-K, filed on February 8, 2006. The Company incorporated the Securities Purchase Agreement and the new Escrow Agreement as exhibits 10.61 and 10.62 to Amendment No. 1 to the Form SB-2, filed on February 15, 2006 and have incorporated them as exhibits 10.32 and 10.33 to Amendment No. 2 to the Form SB-2 filed herewith.



4. We are reissuing our prior comment 8 of our letter dated January 10, 2006 and will evaluate your compliance with our comment after giving consideration to your disclosure that contained a discussion of your financial condition at the year ended December 31, 2005. Please revise to provide a meaningful discussion of the company's current short-term and long-term liquidity position. Discuss with reasonable specificity the effect that the imbalance between current assets and current liabilities has had and will have on your operations. This section should indicate the minimum period of planned operations which NS8's currently available capital resources will enable it to fund. If that period is less than 12 months, state the estimated amount of funds that the company will need to obtain in order to operate for a minimum period of twelve months from the date of the prospectus. Discuss the plans or proposals to acquire those funds, and the potential consequences if all or part of the needed funds is not obtained. In quantitative terms, discuss the rate at which the company is using funds in operations currently and describe any recent or proposed changes in operations that have had or will have any significant impact on the rate at which funds are used in operations.

RESPONSE: The Company has revised the Liquidity and Capital Resources section of the prospectus on page 17 to provide a discussion of the Company's liquidity position, including minimum period of planned operations, as well as the estimated amount of funds required to operate for a period of 12 months, the rate at which funds are used, strategies for obtaining funds and consequences of failure to obtain funds. In addition, in that same section, the Company has provided a discussion of the consequences of the imbalance between current assets and current liabilities.




5. We will evaluate your response to our prior comment 11 of our letter dated January 10, 2006 upon review of the company's Form 10-KSB for the fiscal year ended December 31, 2005.

RESPONSE: On page 24 of the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005, the Company reported that its Chief Executive Officer and Chief Financial Officer have determined that information is not accumulated and communicated to management to allow timely decisions regarding required disclosures. The Company also disclosed that its internal controls were not effective as of September 30, 2005 and that the deficiency in internal controls continued to exist at December 31, 2005. The Company further reported the changes in internal controls that are designed to cure the deficiencies in internal controls.


6. We note the disclosure regarding the inaccuracies brought to light on November 22, 2005 by your auditors. Ensure that the disclosure in the company's Form 10-KSB for the fiscal year ended December 31, 2005 regarding the company's disclosure controls and procedures is prepared giving appropriate consideration to the inaccuracies brought to light on November 22, 2005. Explain how that information impacted the evaluation of the effectiveness of the disclosure controls and procedures and the certifying officers' conclusions with respect thereto.

RESPONSE: As described above in our response to Comment 5, the Company gave consideration to the inaccuracies brought to light on November 22, 2005 and addressed those inaccuracies on page 24 of the Form 10-KSB for the fiscal year ended December 31, 2005.


By copy of this letter, we are forwarding six marked copies of Amendment No. 2 to the Registration Statement on Form SB-2 and four copies of the Form 10-KSB filed on April 17, 2006, to Jay Ingram of your office. If you have any questions, please contact Jason Scott at (704) 373-8862.


                                  Sincerely,

                                  /s/Anthony Alda
                                  ---------------
                                  Anthony Alda

Cc:  Jason Scott, Esq.